Exhibit 12
BZ Intermediate Holdings LLC
Ratio of Earnings to Fixed Charges
(dollars in thousands, except ratios)

	Year Ended December 31
	2012		2011		2010		2009
Available earnings:
Income before income taxes	$86,134		$125,341		$108,106		$168,170
Fixed charges	70,782		70,875		69,958		80,309
Total earnings before fixed charges	$156,916		$196,216		$178,064		$248,479

Fixed charges:
Interest expense	$61,740		$63,817		$64,825		$73,695
Capitalized interest	315		193		5		—
Interest factor related to noncapitalized leases	8,727		6,865		5,128		6,614
Total fixed charges	$70,782		$70,875		$69,958		$80,309

Ratio of earnings to fixed charges	2.22	x	2.77	x	2.55	x	3.09	x
Excess of fixed charges over earnings before fixed charges	$—		$—		$—		$—